Exhibit (a)(5)(cvii)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

ORACLE SENDS AMENDED OFFER AND LETTER

TO PEOPLESOFT STOCKHOLDERS

REDWOOD SHORES, Calif., February 17, 2004 — Oracle Corporation (Nasdaq: ORCL) said today that Larry Ellison, Chief Executive Officer, and Jeff Henley, Chairman and Chief Financial Officer, have sent a letter to all PeopleSoft stockholders, along with materials related to Oracle’s amended $26 per share all-cash offer to acquire PeopleSoft.

The full text of the letter follows:

February 17, 2004

Dear PeopleSoft Stockholder:

On February 4, 2004, Oracle Corporation increased its all-cash offer to acquire all outstanding shares of PeopleSoft, Inc. to $26 per share.

This is our final price, and we believe it represents a compelling value for all PeopleSoft stockholders, particularly in light of PeopleSoft’s recent guidance below consensus Wall Street estimates for its first-quarter revenue and earnings. By rejecting our offer, PeopleSoft’s directors have sought to deny you — the true owners of PeopleSoft — the opportunity to sell your shares to Oracle for a substantial premium in an all-cash offer. Fortunately, you and your fellow PeopleSoft stockholders ultimately do have control over your investment in PeopleSoft, and you do have the ability to act.

The pattern of conduct by Mr. Conway and his Board of Directors over the past eight months and their evident lack of concern for stockholder rights have left us with no choice but to take this matter directly to you — the true owners of PeopleSoft. These actions against your interests include the Board’s and management’s long and intense lobbying campaign aimed at persuading antitrust authorities to block our $26 per share offer. We believe that our offer will ultimately be allowed to proceed.

You should not be denied the opportunity to take advantage of our all-cash, premium offer.

If you want to sell your shares to Oracle for $26 in cash, we urge you to:

1.	Tender your shares in the Oracle tender offer, which expires on March 12, 2004;

2.	Vote to approve Oracle’s proposal to increase the size of the PeopleSoft Board to nine members at the PeopleSoft stockholder meeting on March 25, 2004; and

3.	Vote to elect the five independent candidates nominated by Oracle.

We strongly encourage you to support this transaction which represents superior value for you, is pro-competitive, and will benefit the customers of both companies.

Now, as always, we are prepared to meet with PeopleSoft’s directors to discuss our offer, to answer their questions, and to execute a definitive — and friendly — merger agreement. But PeopleSoft’s directors have ignored our requests to meet and refused to put your interests ahead of their own. Instead, they have devised schemes to further entrench and enrich themselves at your expense. We have serious concerns about the actions of PeopleSoft’s CEO and the other members of its Board, who have persistently attempted to prevent you from freely considering our offer through a variety of impediments and roadblocks.

Consider for yourself whether the PeopleSoft Board and management are acting in your best interests:

•	Was Mr. Conway representing your interests when he stated, “I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders”?[1]

•	Was the Board representing your best interests when, shortly after the announcement of our offer last June, the Board revised the terms of PeopleSoft’s then-pending merger with J. D. Edwards for the purpose of denying you the option of voting to reject it in favor of pursuing a transaction with Oracle?

•	Were the Board and management acting responsibly on your behalf when they instituted a bizarre and ill-conceived customer poison pill that promises customers a two- to five-times money-back guarantee that you have no authority to redeem

1 Quoted (in translation) from an interview with Thomas Schmidtutz in the German newspaper Euro am Sonntag, June 7, 2003. Neither the author nor the publication has consented to the use of this material as proxy soliciting material.

or modify? This scheme potentially makes PeopleSoft significantly more expensive to acquire — by anyone, not just Oracle — without any compensation or economic benefit to you.

•	How have you benefited from the Board and management’s strategy of misleading PeopleSoft’s customers about Oracle’s intentions and of pursuing a lengthy and costly campaign to block Oracle’s proposed transaction — at any price?

•	Were the Board and management acting in your best interests by moving up PeopleSoft’s annual meeting by two months to drastically reduce the time available to solicit proxies for an alternate slate that, if elected, might redeem PeopleSoft’s poison pill and allow you to accept our offer?

•	Is the Board seeking to maximize your options by continuing to refuse to remove PeopleSoft’s poison pill, thereby attempting to block your option to sell your shares to Oracle at any price?

•	What benefit accrued to you when the Board awarded Mr. Conway a “golden parachute” benefit and severance package that could be worth more than $60 million to him based on our current offer?

We will be sending you proxy materials to elect new and independent directors who will be empowered to remove the impediments to stockholder choice, including the PeopleSoft poison pill, which currently prevents us from being able to consummate the merger of Oracle and PeopleSoft and provide you the benefits of our offer.

We will also be sending you amended offering materials related to our increased $26 all-cash offer for your shares of PeopleSoft and the offer’s new March 12, 2004 expiration.

We strongly encourage you to protect and maximize your investment in PeopleSoft and to do everything within your power to ensure that this important transaction moves forward. Working together, you, the true owners of PeopleSoft, will decide for yourselves whether to take advantage of our $26 all-cash offer.

We appreciate your support.

Sincerely,

Larry Ellison Chief Executive Officer	Jeff Henley Chairman and Chief Financial Officer

Important Notice

Oracle Corporation and its nominees to the PeopleSoft board will be soliciting proxies for use at the PeopleSoft 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of these nominees, Oracle’s proposed bylaw amendment and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle has filed a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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